August 9, 2010
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Dear Mr. Woody,
Further to your July 29, 2010 correspondence to Huron Consulting Group Inc. (the “Company”), we provide below our response to your comment.
Schedule 14A
Annual Cash Incentive, page 21
1.	We note your response to comment 8 of our letter dated June 10, 2010. In response to our comment, you state that in establishing the bonus pool, you specify a particular percentage of base salary for eligible individuals based on their title. Please disclose the percentage attributable to each executive officer in future filings, and tell us how you intend to comply. To the extent the targeted amount to be allocated to each officer differs from the actual amount awarded at the end of the fiscal year, please disclose the difference. We note in response to comment 7, you state that executive officers were awarded “75% of target, the same level as the overall funding of the bonus pool.” Please clarify whether this means that you funded the bonus pool at 75% of each executive officers salary.
Response: As disclosed in our CD&A on page 21 of the filing, we currently disclose what the target cash incentives are as a percentage of base salary. For 2010, while we have changed our compensation programs for our executives and changed the target awards, we will continue to disclose in our CD&A what those targets are as a percentage of each executive’s base salary. We will disclose all required details of the Company’s plan in future filings including if the actual awards provided to executives were greater or less than their targets along with the rationale for those decisions.
We did not fund a pool at 75% of each executive officer’s salary. As disclosed, Huron has a single incentive pool for the entire company. There is not a separate bonus pool for the executives. For 2009, we funded the full company bonus pool at 75% of the total company target bonuses. The Compensation Committee determined that the executives should be awarded
550 W. Van Buren Street
Chicago, IL 60607
P 312-583-8700     F 312-583-8701
www.huronconsultinggroup.com

incentives equivalent to 75% of their individual target amounts. The detail on what factors the Committee considered in coming to this conclusion was discussed in our response to question 7 in our previous communication.
If you have any additional questions or require more information, please contact me at 550 West Van Buren Street, Chicago, IL 60607, (312) 583-8700.
Sincerely,
/s/ James K. Rojas
James K. Rojas
Vice President, Chief Financial Officer and Treasurer

550 W. Van Buren Street
Chicago, IL 60607
P 312-583-8700     F 312-583-8701
www.huronconsultinggroup.com